SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)
(Amendment No. 4)*

RR MEDIA LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M8183P102
(CUSIP Number)

Harel Beit-On
Viola Private Equity
Ackerstein Towers, Building D
12 Abba Eban Ave.
Hertzliya Pituach, 4672530, Israel
972-9-972-0500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2016

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        * The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Viola A.V. RRsat, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,720,122 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,779,755 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,720,122 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
See Item 5 for a description of the shares comprising this total share amount, and Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,401,131 ordinary shares of the Issuer outstanding as of March 10, 2016 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2016).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Viola P.E. GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,720,122 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,779,755 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,720,122 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
See Item 5 for a description of the shares comprising this total share amount, and Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,401,131 ordinary shares of the Issuer outstanding as of March 10, 2016 (as reported by the Issuer in annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 21, 2016).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Shlomo Dovrat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,720,122 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,779,755 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,720,122 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,401,131 ordinary shares of the Issuer outstanding as of March 10, 2016 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 21, 2016).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Harel Beit-On
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,720,122 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,779,755 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,720,122 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,401,131 ordinary shares of the Issuer outstanding as of March 10, 2016 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 21, 2016).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Avi Zeevi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,720,122 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,779,755 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,720,122 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,401,131 ordinary shares of the Issuer outstanding as of March 10, 2016 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 21, 2016).

Item 1.  Security and Issuer.

This Amendment No. 4 (this “Amendment No. 4”) to the statement of beneficial ownership on Schedule 13D originally filed on May 17, 2013, as amended by Amendment No.1 filed on September 18, 2013, Amendment No. 2 filed on December 9, 2013, and Amendment No. 3 filed on April 10, 2014, (the “Original Statement”, “Amendment No. 1”, “Amendment No. 2”, and “Amendment No. 3”, respectively) relates to the ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) per share (the “Ordinary Shares”) of RR Media Ltd., an Israeli company (the “Issuer” or “RR Media”). The principal executive office of RR Media is located at RR Media Building, Hanegev Street, POB 1056, Airport City 70100, Israel. This Amendment No. 4 amends and supplements the Original Statement, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3. Capitalized terms appearing herein that are not otherwise defined shall have the respective meanings assigned thereto in the Original Statement, Amendment No. 1, Amendment No. 2 or Amendment No. 3 (as applicable).

This Amendment No. 4 is being filed by the Reporting Persons to report the entry by Viola A.V. RRsat into a voting agreement, dated as of February 25, 2016, by and between Viola A.V. RRsat and SES Astra Services Europe SA (the “SES Voting Agreement”), with respect to all Ordinary Shares that are held by, or that may be acquired after execution of the SES Voting Agreement by, Viola A.V. RRsat (collectively, the “Subject Shares”), as described under Item 6.  The entry by Viola A.V. RRsat into the SES Voting Agreement did not change the Reporting Persons’ percentage beneficial ownership of Ordinary Shares.

The beneficial ownership of the Reporting Persons reported in this Amendment No. 4 does, however, reflect a reduction by 489,485 Ordinary Shares relative to the number of Ordinary Shares beneficially owned as reported in Amendment No. 3. This reduction is due to the exclusion of the 489,485 Ordinary Shares formerly held by Kardan from the Reporting Persons’ beneficial ownership. The beneficial ownership rights (relating to both voting and dispositive power) of the Reporting Persons with respect to those 489,485 Ordinary Shares have ceased due to the termination of the Kardan- Viola Shareholders Agreement.

Item 2.  Identity and Background.

The identity and background information with respect to each of the Reporting Entities and the Reporting Individuals that appeared in Item 2 of the Original Statement is incorporated by reference in this Item 2 of this Amendment No. 4.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable. The entry by Viola A.V. RRsat into the SES Voting Agreement, which is reported in this Amendment No. 4, was undertaken as part of the transactions related to the Merger Agreement (as defined in Item 6 below), and there was no separate consideration paid or provided in connection therewith.

Item 4. Purpose of Transaction.

Pursuant to the Merger Agreement, upon (and subject to) consummation of the Merger (as defined in Item 6 below), in favor of which Viola A.V. RRsat has agreed to vote under the SES Voting Agreement, all of the Ordinary Shares held by the Reporting Persons will be automatically converted into and represent the right to receive the Merger Consideration (as defined in Item 6 below). Upon the consummation of the Merger, the Issuer will be a wholly-owned subsidiary of Parent (as defined in Item 6 below), and the Ordinary Shares will be (i) de-listed from the NASDAQ Global Select Market, and (ii) eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons and the other individuals referenced in Item 2 may, until consummation of the Merger, acquire additional Ordinary Shares of the Issuer, either in the open market or in privately negotiated transactions.

Except as set forth herein, as of the filing of this Amendment No. 4, the Reporting Persons and the other individuals listed in Item 2 of the Original Statement do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries (other than the Merger, with respect to which they are required to vote in favor); (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person (other than by the Parent pursuant to the Merger); or (h) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 4 are made on the basis of 17,401,131 Ordinary Shares of the Issuer outstanding as of March 10, 2016 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 21, 2016).

(a)           Each of the Reporting Persons may be deemed to beneficially own 11,720,122 Ordinary Shares of the Issuer, representing approximately 67.4% of the issued and outstanding share capital of the Issuer.  The Reporting Persons may be deemed to share voting power with respect to all of such 11,720,122 Ordinary Shares, and to share dispositive power with respect to 5,779,755 of such Ordinary Shares. These Ordinary Shares consist of the following:

(i) 4,958,374 Ordinary Shares held by Viola A.V. RRsat, as to which:

(1)            the remaining Reporting Persons may be deemed to share voting power with Viola A.V. RRsat due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions with respect thereto;

(2)            the remaining Reporting Persons may be deemed to share dispositive power with Viola A.V. RRsat due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make investment decisions with respect thereto;

(3)             Del-Ta Engineering may be deemed to share voting power, due to the board designation provisions to which such Ordinary Shares are subject in favor of Del-Ta Engineering under the Del-Ta-Viola Shareholders Agreement (as described in Item 6 of the Original Statement);

(4)            Rivel may be deemed to share voting power, due to the obligation of Viola A.V. RRsat under the Rivel-Viola Shareholders Agreement (as described in Item 6 of the Original Statement) to vote an unspecified portion of such 4,958,374 Ordinary Shares in favor of the appointment of Rivel, personally, as a director of RR Media;

(5)            Rivel may be deemed to share dispositive power, due to the tag-along rights granted by Viola A.V. RRsat to Rivel under the Rivel-Viola Shareholders Agreement in the event of a transfer of such 4,958,374 Ordinary Shares by Viola A.V. RRsat;

(6)             Viola A.V. RRsat’s voting power is subject to a commitment in favor of Parent (as defined in Item 6 below) under the SES Voting Agreement (as described in Item 6 below), due to the obligation of Viola A.V. RRsat to vote all of such 4,958,374 Ordinary Shares in favor of the approval and adoption of the Merger, the Merger Agreement and in accordance with the other requirements under the SES Voting Agreement (as described in Item 6 below); and

(7)             Viola A.V. RRsat’s dispositive power is subject to a commitment in favor of Parent under the SES Voting Agreement, due to the restriction on Viola A.V. RRsat’s right to dispose of such 4,958,374 Ordinary Shares under such agreement (as described in Item 6 below).

(ii) 821,381 Ordinary Shares held by Rivel, as to which:

(1)            Viola A.V. RRsat may be deemed to share voting power, due to the agreement by Rivel under the Rivel-Viola Shareholders Agreement to vote all Ordinary Shares held by it as directed by Viola A.V. RRsat, and due to the related proxy delivered by Rivel to Violas A.V. RRsat in respect of such 821,381 Ordinary Shares in furtherance of such voting agreement;

(2)            the remaining Reporting Persons may be deemed to share voting power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses voting rights (such as the subject 821,381 Ordinary Shares);

(3)            Viola A.V. RRsat may be may deemed to share dispositive power, due to the right of first offer and tag-along rights granted by Rivel to Viola A.V. RRsat under the Rivel-Viola Shareholders Agreement with respect to those 821,381 Ordinary Shares; and

(4)            the remaining Reporting Persons may be deemed to share dispositive power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make investment decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses dispositive rights (such as the subject 821,381 Ordinary Shares).

(iii) 5,940,367 Ordinary Shares held by Del-Ta Engineering, as to which:

(1)            Viola A.V. RRsat may be deemed to share voting power, due to the board designation provisions to which such Ordinary Shares are subject in favor of Viola A.V. RRsat under the Del-Ta-Viola Shareholders Agreement (as described in Item 6 of the Original Statement); and

(2)            the remaining Reporting Persons may be deemed to share voting power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses voting rights (such as the subject 5,940,367 Ordinary Shares).

Each of the Reporting Persons disclaims beneficial ownership of all Ordinary Shares as to which beneficial ownership may be attributed to him, her or it, as appropriate, except to the extent of his, her or its pecuniary interest therein and except, in the case of Viola A.V. RRsat, for the 4,958,374 Ordinary Shares held directly by Viola A.V. RRsat.

Except for the foregoing, the Reporting Persons do not possess any beneficial ownership in any of the Issuer’s Ordinary Shares described in this Amendment No. 4.

(b)          The Reporting Persons possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) of this Item 5 above.

(c)     The Reporting Persons have not effected any transactions in securities of the Issuer in the past 60 days. Viola A.V. RRsat has, however, entered into the SES Voting Agreement in the last 60 days, as described in Items 1 and 6 of this Amendment No. 4.

(d)          The various limited partners of Viola A.V. RRsat have the right to receive dividends from, and proceeds from the sale of, the 4,958,374 Ordinary Shares held by Viola A.V. RRsat.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Entry into SES Voting Agreement

On February 25, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, SES Astra Services Europe SA, a Luxembourg corporation (“Parent”), NewBusinessCo Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and SES S.A., a Luxembourg company, pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”). Each outstanding Ordinary Share of the Issuer held by the Issuer’s existing shareholders as of the effective time of the Merger will be automatically converted into and represent the right to receive $13.291 in cash (the “Merger Consideration”). Each outstanding option, whether vested or unvested, to acquire one Ordinary Share will be cancelled and the holder thereof will be entitled to receive the excess (if any) of the Merger Consideration over the exercise price thereof (subject to certain other provisions). Each outstanding restricted stock unit, or RSU, will be substituted for the right to receive the product of the Merger Consideration and the total number of shares subject to such RSU (subject to certain other provisions). In connection with the Merger Agreement, Viola A.V. RRsat entered into the SES Voting Agreement with Parent in order to induce Parent to enter into the Merger Agreement and consummate the Merger. In addition, and separately from Viola A.V. RRsat, Rapac Communication & Infrastructure Ltd. and Del-Ta Engineering Equipment Ltd., other shareholders of the Issuer, entered into voting agreements with Parent on terms and conditions similar to those of the SES Voting Agreement.

The SES Voting Agreement requires Viola A.V. RRsat, among other obligations, to (a) attend meetings of the shareholders of the Issuer or otherwise cause the Subject Shares to be counted as present at meetings for purposes of calculating a quorum, and (b) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, the Subject Shares (i) in favor of the approval and adoption of the Merger, the Merger Agreement and any related proposal in furtherance thereof, (ii) against any action or agreement that is in opposition to the Merger or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of Viola A.V. RRsat contained in the SES Voting Agreement, and (iii) against any Acquisition Proposal (as defined in the Merger Agreement) and against any other action, agreement or transaction that could impede, interfere with, delay, postpone, discourage, frustrate the purposes of, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the SES Voting Agreement or the performance by the Issuer of its obligations under the Merger Agreement or by Viola A.V. RRsat of its obligations under the SES Voting Agreement.

The SES Voting Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement (for any reason) in accordance with its terms, (ii) the Closing Date (as defined in the Merger Agreement) and (iii) the delivery of written notice by Parent to Viola A.V. RRsat of termination of the SES Voting Agreement. In addition, in the event the Merger Agreement is amended, without the prior written consent of Viola A.V. RRsat, in a manner that affects the economics or material terms of the Merger Agreement in a manner that is materially adverse to Viola A.V. RRsat or its shareholders (including, without limitation, with respect to the reduction of the Merger Consideration), then the obligations of Viola A.V. RRsat under the SES Voting Agreement shall be null and void.

The SES Voting Agreement contains additional customary provisions, including: (a) with minor exceptions (which are subject to the fulfillment of certain conditions), a prohibition upon Viola A.V. RRsat’s disposition of the Subject Shares to third parties for so long as the SES Voting Agreement is in effect; (b) a prohibition upon Viola A.V. RRsat’s solicitation of an Acquisition Proposal or making an Acquisition Proposal; and (c) customary representations and warranties of Viola A.V. RRsat.

Termination of Kardan- Viola Shareholders Agreement

Between the filing of Amendment No. 3 and the date of this Amendment No. 4, the Kardan- Viola Shareholders Agreement has terminated pursuant to the terms thereof. Consequently, the Reporting Persons no longer share voting or dispositive power with respect to the 489,485 Ordinary Shares formerly held by Kardan.

Prior Disclosures

To the extent not amended or superseded by the foregoing disclosures in this Item 6 of Amendment No. 4, the information set forth in Item 6 of the Original Statement, as amended and supplemented by the information appearing in Item 6 of Amendment No. 1, Amendment No. 2 and Amendment No. 3, is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 –
Shareholders Agreement, dated as of April 4, 2013, by and between Viola P.E. GP, as nominee on behalf of Viola A.V. RRsat, Limited Partnership and Mr. David Rivel (incorporated by reference to Exhibit 2 of the Original Statement).

Exhibit 2 –
Shareholders Agreement, dated as of April 17, 2013, by and between (i) Viola P.E. GP Ltd., as nominee on behalf of Viola A.V. RRsat, Limited Partnership and (ii) Del-Ta Engineering Equipment Ltd. (incorporated by reference to Exhibit 6 to the Statement of Beneficial Ownership on Schedule 13D filed by InterGamma International Trade Founded by InterGamma Investments Co., Del-Ta Engineering Equipment Ltd., Rapac Communication & Infrastructure Ltd., Inter-Gamma Investment Company Ltd. and Mr. Tanhum Oren with the Securities and Exchange Commission on April 29, 2013) (SEC File No. 005-82408).

Exhibit 3 –	Voting Agreement, dated as of February 25, 2016, by and between Viola A.V. RRsat, Limited Partnership and SES Astra Services Europe SA.

Exhibit 4 –	Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Viola A.V. RRsat, Limited Partnership

By:  Viola P.E. GP Ltd.
Its general partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

Viola P.E. GP Ltd.

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

Dated: April 11, 2016